Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street

Vancouver, British Columbia

V6H 3R9

ITEM 2.	Date of Material Change

June 11, 2024

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on June 11, 2024.

ITEM 4.	Summary of Material Change

Almaden announced that it had taken the decision to submit claims to arbitration against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). This decision came following a consultation meeting held with Mexican officials on May 30, 2024 that did not result in an amicable resolution of the Company’s investment dispute with Mexico.

Almaden is pursuing arbitration together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries, and based on a preliminary estimate will be seeking damages of no less than US$200 million, in the aggregate.

A requirement for submitting a claim to arbitration under the CPTPP is that the Company waive its rights to continue legal action in domestic (Mexican) courts. Almaden therefore instructed Mexican counsel to withdraw from its legal challenge in the Mexican Federal Administrative Court and other legal proceedings challenging Mexico’s decisions in respect of the Company’s mineral claims.

ITEM 5.	Full Description of Material Change

The Company announced that it took the decision to submit its claims to arbitration against Mexico under the CPTPP. This decision came after a consultation meeting held with Mexican officials on May 30, 2024 that did not result in an amicable resolution of the Company’s investment dispute with Mexico. The Company expects to initiate its claims following expiry of the six-month consultation period required under the CPTPP, which commenced on December 14, 2023.

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	the Mexican Ministry of Economy’s (“Economia”) declaration that the Project’s mineral titles were void;

•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and

•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the Project’s environmental permit (Manifiesto de Impacto Ambiental).

A requirement for submitting a claim to arbitration under the CPTPP is that the Company waive its rights to continue legal action in domestic (Mexican) courts. Almaden therefore instructed Mexican counsel to withdraw from its legal challenge in the Mexican Federal Administrative Court and other legal proceedings challenging Mexico’s decisions in respect of the Company’s mineral claims.

Discontinuing the Mexican legal actions will allow Almaden to focus on the arbitration under the CPTPP, which will be adjudicated pursuant to the arbitration rules of the International Centre for Settlement of Investment Disputes (“ICSID”). Almaden is pursuing this arbitration together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries, and based on a preliminary estimate will be seeking damages of no less than US$200 million, in the aggregate.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, Executive Vice President

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

June 14, 2024

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the nature and potential results of any future consultation, negotiations or settlement between the Company and Mexico, the withdrawal of the Company’s legal challenges before the Mexican courts, the Company’s submission of a CPTPP claim under the ICSID rules, the result and damages awarded under such CPTPP claim before the arbitral tribunal, and related timing of each.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereunder; and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process under the CPTPP; the application of the CPTPP and arbitral decisions thereunder; the financial costs associated with filing a claim to arbitration under the CPTPP; continued respect for the rule of law in Mexico;

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political risk in Mexico; corruption in Mexico; and changes in the application of standards pursuant to existing laws and regulations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward- looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.